Exhibit 99.(h)(vii)(b)

SUNAMERICA ASSET MANAGEMENT CORP.

Harborside Financial Center, 3200 Plaza 5

Jersey City, NJ 07311-4992

May 26, 2011

SunAmerica Specialty Series

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311-4992

Re:          Waiver of Portion of Investment Advisory and Management Fee in Connection with Investment in SunAmerica Global Trends Cayman Fund Ltd.

Dear Sir or Madam:

Reference is made to the Investment Advisory and Management Agreement by and between SunAmerica Specialty Series, a Delaware statutory trust (the “Trust”), and SunAmerica Asset Management Corp., a Delaware corporation (“SunAmerica”), dated as of May 26, 2011 (as amended, restated or otherwise modified from time to time, the “Investment Advisory and Management Agreement”).

Pursuant to the Investment Advisory and Management Agreement, the Trust pays, for and on behalf of the SunAmerica Global Trends Fund, a series thereof (the “Fund”), a monthly investment advisory and management fee to SunAmerica as soon as practicable after the end of each month, based upon the average daily net asset value of the Fund during the preceding month, at the annual rate specified in such agreement (the “Fund Management Fee”), as further described therein.

The Fund intends to invest in SunAmerica Global Trends Cayman Fund Ltd., a Cayman Islands exempted company (the “Subsidiary”) in respect of which SunAmerica (i) provides investment advisory and other services and (ii) receives a management fee (the “Subsidiary Management Fee”) pursuant to an investment advisory and management agreement by and between the Subsidiary and SunAmerica dated as of               , 2011 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Management Fee paid by the Subsidiary in which the Fund invests, and for as long as the Subsidiary Agreement remains in effect, SunAmerica agrees to waive irrevocably all or any portion of the Fund Management Fee that would otherwise be paid by the Trust for and on behalf of the Fund to SunAmerica in any period in an amount equal to the amount of the Subsidiary Management Fee, if any, actually paid by the Subsidiary to SunAmerica under the Subsidiary Agreement during such period.

This letter and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of Delaware without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

[Signature Page Follows]

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter to the address first written above.

Very truly yours,

SUNAMERICA ASSET MANAGEMENT CORP.

By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

SUNAMERICA SPECIALTY SERIES,

for and on behalf of

SUNAMERICA GLOBAL TRENDS FUND,

a series thereof

By:
Name:
Title:

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